

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2013

Via E-mail
Mr. Paul A. Novelly
Chief Executive Officer
World Point Terminals, LP
8235 Forsyth Blvd., Suite 400
St. Louis, Missouri 63105

> **Re: World Point Terminals, LP**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted May 6, 2013**
> **CIK No. 0001574963**

Dear Mr. Novelly:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement via EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or publicly filed registration statement, we may have additional comments.

General

1. Please provide all disclosure other than the information that Rule 430A permits you to omit in your next amended registration statement. You may use brackets to identify information that is subject to change prior to effectiveness. Also, please provide updated information with each amendment.

2. Please supplementally provide us with copies of all written communications that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933, added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

3.   We note that CPT 2010, LLC, a wholly-owned subsidiary of your parent, is offering
        common units received in consideration for contribution of assets. Please provide us with
        an analysis as to whether the selling unitholder is an underwriter with respect to this
        offering.

4.   At pages 14-15, you disclose that:

> The net proceeds from any exercise by the underwriters of their option to
> purchase additional common units will be used to redeem from our parent a
> number of common units equal to the number of common units issued upon
> exercise of the option at a price per common unit equal to the net proceeds per
> common unit in this offering before expenses but after deducting underwriting
> discounts and the structuring fee.

        Please provide us with an analysis as to whether your parent should be deemed to be an
        underwriter in the registration statement with respect to the over-allotment units.

Summary, page 1

Our Relationship with Our Sponsors, page 7

5.   We note your disclosure here and at page 117 that Apex Oil Company, Inc. owns
        terminals that may be suitable for your operations. In addition, you disclose that you will
        have a right of first offer with respect to Apex Oil Company, Inc.'s terminal assets in
        certain circumstances. Please clarify what constitute the "certain circumstances" that would
        invoke your right of first offer under the omnibus agreement and whether there is a current
        agreement or intention to purchase any such assets. We note the related risk factor at
        page 31.

Partnership Structure and Offering-Related Transactions, page 12

6.   We note your disclosure at page 7 that your parent will own all of your subordinated units at
        the closing of this offering. However, we note your disclosure here that the selling unitholder
        will receive certain subordinated units. Please clarify this discrepancy and revise your
        disclosure as appropriate.

The Offering, page 14

Limited Call Right, page 17

7.   We note that your general partner has the right in certain circumstances to call and
        purchase all common units. Disclose whether this threshold would be met at the time the

subordinated units convert, based on the number of such units expected to be outstanding at the time this offering concludes. We note the related risk factor disclosure at page 42. Also, please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Non-GAAP Financial Measure, page 21

8.   We note your reconciliations of adjusted EBITDA to net income and to net cash provided by operating activities at page 22, and also at page 82. Clarify for us why your adjusted EBITDA amounts are not the same in both reconciliations in the predecessor historical columns for the years ended December 31, 2012 and 2011.

Risk Factors, page 23

9.   The disclosures found at pages 139-143 appear to discuss risks inherent in an investment in you. Please expand the risk factors section to encompass the discussion of these risks, as applicable. For example, we note the extensive discussion at page 140 regarding your general partner's power to conduct your business without unitholder approval.

Our general partner and its affiliates, including our sponsors..., page 37

10.   We note the general discussion in this section regarding the sponsors and your general partner. However, in light of your ownership and control structure, provide a new risk factor which succinctly indicates that Mr. Novelly and his family serve as the general partner's sole members. Make clear in that risk factor that due to his ownership and role as sole members, Mr. Novelly is able to make virtually all business decisions relating to your operations without the need to depend on further input from others. Please also clarify Mr. Novelly's ownership and role in Apex Oil Company, Inc.

Reimbursements due to our general partner and its affiliates for services..., page 43

11.   We note your disclosure at page 160 that your partnership agreement requires you to reimburse your general partner for all expenses attributable to you. Please disclose in this risk factor, if true, that there is no limit on the fees and expense reimbursements that you may be required to pay to the controlling shareholders.

Use of Proceeds, page 50

12.   You state that "If the proceeds increase due to a higher initial public offering price or decrease due to a lower initial public offering price, then the cash distribution to our parent from the proceeds of this offering will increase or decrease, as applicable, by a corresponding amount." Please explain in better detail why this would be the case. The second bullet point at page 50 indicates that you would distribute proceeds to your parent

in satisfaction of its right to a reimbursement of capital expenditures made with respect to the contributed assets. Please explain why this reimbursement amount, rather than your working capital, for example, would vary based on your initial public offering price.

Cash Distribution Policy and Restrictions on Distributions, page 54

Unaudited Pro Forma Available Cash for Distribution for the Year Ended December 31, 2012, page 58

13.   Please update your quantitative and tabular disclosure to provide pro forma cash available for distribution for the most recently ended twelve month period in addition to the disclosed pro forma cash available for distribution for the year ended December 31, 2012. In addition, please provide the disclosure required by Item 303 of Regulation S-K with respect to such period.

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2014, page 61

14.   We note that you have provided projected information for the twelve-months ending June 30, 2014 at page 62 and that you believe you will be able to generate the full amount of your annualized minimum quarterly distribution for the twelve-months ending June 30, 2014. Because you intend to make quarterly distributions, please also provide corresponding tabular disclosure on a quarterly basis over the forecasted period.

15.   You state at page 64 that the estimated increase in total revenues derived from ancillary and additive services fees is primarily attributable to higher expected throughput of products that require ancillary and additive services. Please explain in better detail why you expect higher throughput of products that require ancillary and additive services.

16.   We note your disclosure that depreciation and amortization is expected to increase for the twelve-months ending June 30, 2014 due to the new property acquired in 2012 and 2013. Please clarify which property was purchased in 2012. In this regard, we understand that you purchased a 32% in the Albany terminal in January 2013 and completed the purchase of terminal assets in Jacksonville, Florida in April 2013.

17.   We note you are adjusting net income for distributions from your joint venture in excess of equity earnings to calculate estimated adjusted EBITDA. Please expand your disclosure to explain why you expect to receive these excess cash distributions over this twelve month period.

<u>Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 83</u>

<u>Liquidity and Capital Resources, page 91</u>

<u>New Revolving Credit Facility, page 91</u>

18.   We note your disclosure that your credit facility will contain covenants and conditions
that limit your ability to make cash distributions. Once the particulars are known, please
disclose the material terms.

<u>Business, page 106</u>

<u>Insurance, page 124</u>

19.   Please expand your disclosure to clarify the "allocation" of your insurance policy
coverage among the entities contributed and not contributed to you. In connection
therewith, we note your risk factor disclosure at page 28.

<u>Management, page 125</u>

<u>Director Independence, page 125</u>

20.   Please disclose, if true, that none of your directors are currently independent.

<u>Executive Officers and Directors of Our General Partner, page 126</u>

21.   We note your disclosure that your general partner will have five directors, including one
nominee, following the closing of this offering. Once the information is known, please
revise your disclosure to provide all the director and executive officer information
required by Item 401 of Regulation S-K.

<u>Executive Compensation, page 128</u>

22.   Please expand your disclosure with respect to the management services arrangements
between you and the entities employing your general partner's executive officers. In
addition, please provide similar disclosure under "Certain Relationships and Related
Party Transactions" and file any agreements governing such arrangements.

23.   We note your disclosure with respect to your long-term incentive plan. Please provide
additional detail regarding the factors that you expect to consider with respect to your
company performance in determining the award to be granted under the long-term
incentive plan. Also, please file such agreement.

Certain Relationships and Related Party Transactions, page 134

24.   To the extent applicable, please revise your disclosure to include the information required by Item 404 of Regulation S-K with respect to your debt arrangements referenced at page 50.

Underwriting, page 184

Lock-Up Restrictions, page 185

25.   Please clarify what constitute the "certain limited exceptions" to the lock-up agreements. Please also file these agreements as exhibits.

Exhibits, page II-1

26.   We note that several exhibits required by Item 601 of Regulation S-K will be filed by amendment, including the legality and tax opinions. The staff reserves the right to review and comment upon all exhibits. To expedite the processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits.

Financial Statements

27.   Please update your historical and pro forma financial statements to comply with Rule 3-12 and Rule 11-02(c), respectively, of Regulation S-X.

28.   We note in April 2013 your parent acquired a 32% interest in a joint venture that holds the assets and operations of the Albany terminal. Please confirm separate financial statements of this equity method investment are not required under the guidance of Rule 3-05 of Regulation S-X.

In addition, we note your parent intends to convey their 32% interest in the joint venture to you in connection with the closing of the offering. Please tell us and disclose why this conveyance is not reflected in your pro forma combined financial statements.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012, announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011, policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jennifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding issues related to the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Sean T. Wheeler